SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fileannual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the informationcontained in this Form, the Registrant is also thereby furnishing theinformation to the Commissionpursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

ENERSIS S.A.

Santa Rosa 76

Santiago, Chile

SUPPLEMENTAL INFORMATION FOR

EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON DECEMBER 18, 2015

(this “Supplemental Statement”)

To the Holders of American Depositary Shares of Enersis S.A. (“ADS Holders”):

This Supplemental Statement of Enersis S.A., a publicly-held limited liability stock company organized under the laws of the Republic of Chile (the “Company” or “Enersis”), is with respect to the Extraordinary Shareholders’ Meeting of the Company to be held on December 18, 2015 (the “Meeting”). In connection with the Meeting, the Company distributed to the ADS Holders a statement accompanied by notice and voting instructions on or about November 25, 2015 (the “Statement”), with respect to the proposed corporate reorganization of Enersis and its subsidiaries (the “Reorganization”). The Reorganization consists of (i) the spin-offs by Enersis and its subsidiaries, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) of Enersis Chile S.A. (“Enersis Chile”), Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), respectively, in order to separate the generation and distribution businesses in Chile from their businesses outside of Chile (the “Spin-Offs”) and (ii) the subsequent merger of the companies that will own the non-Chilean businesses (the “Merger”). The Merger will involve merging Endesa Américas and Chilectra Américas into Enersis Américas S.A., which is the name that Enersis will assume after the spin-off of Enersis Chile (“Enersis Américas”).

This Supplemental Statement is intended to supplement the Statement by providing information with respect to certain relevant recent developments and is being mailed or delivered to ADS Holders on or about November 27, 2015. All capitalized terms used but not defined in this Supplemental Statement shall have the meanings set forth in the Statement.

If you have any questions regarding the matters regarding this Supplemental Statement, please contact the Investor Relations team for the Company, at (+562) 2353-4682, e-mail ir.enersis@enel.com, or the Information Agent, Georgeson S.A., at 1-800-903-2897 (Shareholders from the U.S. and Canada Call Toll-Free), and at 1-39-06-421-71-777 / Telefax at 1-39-06-452-39-163 (Shareholders from Other Countries).

RECENT DEVELOPMENTS

On November 24, 2015, the Board of Directors of the Company met to review and discuss matters relating to the Reorganization and issued a statement regarding the details of such meeting (the “Board Statement”). The Board Statement indicates that while the Board of Directors previously met and adopted resolutions with respect to the Reorganization on November 5, 2015, the Board of Directors met again to further review and discuss the risks associated with the Reorganization as well as potential measures that may address certain risks and also adopted additional resolutions regarding the Reorganization in order to comply with the instructions of the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, or the “SVS”) contained in the Ordinary Official Letter No. 25,412 dated November 18, 2015 issued by the SVS (“Official Letter No. 25,412”).

Risks

The Board of Directors of the Company, in compliance with the instructions of the SVS contained in Official Letter No. 25,412, reviewed and discussed the following potential risks associated with the Reorganization, which have been previously identified, reviewed and discussed by the Board of Directors of the Company and Endesa Chile:

•	Failure to consummate the Merger in the event a significant percentage of the shareholders of Enersis Américas and Endesa Américas exercise their right of withdrawal;

•	Credit rating downgrades;

•	Legal actions challenging the Reorganization;

•	Decrease of market liquidity;

•	Tax risks;

•	The investors find equity investments in the companies resulting from the Corporate Reorganization, i.e., Endesa Chile and Enersis Américas, not attractive, and their shares trade at a significant discount (especially as compared to the current Endesa and Enersis) regarding the value of their underlying holdings;

•	Prices of Endesa Chile shares trade at a discount following the spin-off by Endesa Chile of Endesa Américas as compared to its competitors (e.g., Colbún and AES Gener);

•	Conflicts of interest with Enel Green Power (“EGP”), a subsidiary of Enel S.p.A., an Italian electricity and generation company (“Enel”), especially in the Chilean renewable energy sector;

•	Reduction of financial leverage of Endesa Chile to a less than optimal level following the spin-off of Endesa Américas by Endesa Chile;

•	Reduction of the values of Endesa Chile and Endesa Américas in the event the Merger is not consummated following the spin-off of Endesa Américas;

•	Possible changes to the share exchange ratios to be used in the Merger (the “Merger Exchange Ratios”) after approval of the Spin-Offs; and

•	Reduction in share prices of Enersis Américas, Endesa Américas and Chilectra Américas due to the possibility that the Merger may not be consummated for reasons beyond the control of the companies (e.g., shareholders exercising their right of withdrawal).

Measures That May Address Certain Risks

The Board of Directors of the Company, in compliance with the instructions of the SVS contained in Official Letter No. 25,412, also discussed the following potential measures that may address certain risks associated with the Reorganization:

(i)	Mechanisms to protect the minority shareholders of Endesa Américas;

(ii)	Indemnification of Endesa Chile by Enersis for tax costs incurred in connection with the spin-off of Endesa Américas in the event the Merger is not consummated under certain circumstances;

(iii)	Measures to successfully avoid possible conflicts of interest between Endesa Chile and Enel and its subsidiaries (collectively, the “Enel Group”) in the Chilean renewable energy sector;

(iv)	Commitment by Enel to designate Enersis Chile and Enersis Américas as the sole investment vehicles for the Enel Group in Chile and South America;

(v)	Whether to incorporate certain provisions into the by-laws of Endesa Chile to protect its value; and

(vi)	Mechanisms to provide greater certainty regarding the Merger Exchange Ratios.

In reviewing the above matters, the Board of Directors considered all reports and opinions made available to it regarding the expected benefits of the Reorganization, the terms and conditions thereof, as well as its consequences and implications. The Board of Directors also discussed the measures proposed by the shareholders of Endesa Chile, AFP Provida and AFP Cuprum, the Directors’ Committee of the Company as well as the Board of Directors and the Directors’ Committee of Endesa Chile.

Resolutions

In addition to such review and discussion, the Board of Directors of the Company, with the negative vote of the Director Mr. Rafael Fernandez Morandé only on resolutions 3,5, and 6 below, adopted additional resolutions regarding the Reorganization in compliance with Official Letter No. 25,412, which are summarized below and also memorialized in full in the Board Statement:

1.	The Board of Directors of the Company will consider Enel’s proposal included in its letter to the Company dated November 23, 2015 (the “Enel Letter”), which states that in the event that all of the transactions contemplated in the Reorganization is consummated, Enel will, or will direct one or more of its subsidiaries to, negotiate an agreement with Endesa Chile regarding the joint development of renewable energy projects in Chile.

2.	The Board of Directors of the Company will consider Enel’s commitment included in the Enel Letter, which states that while Enel Iberoamérica, S.L. remains the majority shareholder of Enersis and its successors, Enersis Chile and Enersis Américas will be the Enel Group’s sole investment vehicles in Chile and South America in the fields of generation, distribution and sale of electric energy, except for renewable energy investments currently developed by EGP and other companies of the Enel Group. However, such exception shall not prejudice any agreement described in the preceding paragraph.

3.	The Board of Directors of the Company announces, and will also confirm at the Meeting, its intention to propose to the shareholders of Enersis Américas, at a separate extraordinary shareholders’ meeting of Enersis Américas to approve the Merger, to use the following Merger Exchange Ratios absent any relevant superseding circumstances or developments: (i) 2.8 shares of Enersis Américas for each share of Endesa Américas and (ii) 5 shares of Enersis Américas for each share of Chilectra Américas. Such Merger Exchange Ratios are consistent with the estimates agreed by the Board of Directors of the Company, Endesa Chile and Chilectra, and will provide an 84.16% interest in Enersis Américas to the shareholders of Enersis, a 15.75% interest in Enersis Américas to the minority shareholders of Endesa Chile and a 0.09% interest in Enersis Américas to the minority shareholders of Chilectra Américas. The Board of Directors will also take all possible actions to ensure that the Merger is consummated.

4.	The Board of Directors of the Company announces that, in order to protect the minority shareholders of Endesa Américas and mitigate the risk of failing to consummate the Merger, it will direct Enersis Américas to conduct a public cash tender offer (oferta pública de adquisición de valores) for the shares and American Depositary Shares (“ADSs”) issued by Endesa Américas under Chilean law and applicable U.S. securities laws (the “Tender Offer”) following the effectiveness of the Spin-Offs, subject to certain conditions. See “The Tender Offer” for additional information.

5.	The Board of Directors of the Company instructs the Chief Executive Officer of the Company to propose to the Board of Directors and, if appropriate, to the Directors’ Committee, the terms of an agreement to be negotiated in good faith with Endesa Chile, under which the Company will indemnify Endesa Chile for certain duly verified tax costs incurred by Endesa Chile, minus any tax benefits obtained by Endesa Américas or Endesa Chile, as a result of its spin-off of Endesa Américas if the Merger is not approved before December 31, 2017 for reasons not attributable to Endesa Américas, Endesa Chile or an event of force majeure (the “Indemnification Agreement”). The indemnification expense under the Indemnification Agreement is expected to be offset by certain tax benefits to the Company related to the spin-off of Enersis Chile.

6.	The Board of Directors of the Company agrees with all of the statements brought by the Chairman of the Board and the Chief Executive Officer of the Company and expressly approves the statements of the Board of Directors with respect to the matters required to be discussed pursuant to Official Letter No. 25,412 and described in detail in the Board Statement, including: (i) the various potential risks, consequences, implications and contingencies that the shareholders of the Company may face in connection with the Reorganization, including those discussed in the Directors’ Committee Report; (ii) the feasibility of conditions stated in the Directors’ Committee Reports of the Company and Endesa Chile, and the consequences of non-compliance with such conditions on the corporate interest of the Company; and (iii) the information related to the Merger Exchange Ratios and the estimated percentage interest in Enersis Américas that the minority shareholders may obtain in connection with the Merger, and how such information permits the Reorganization to be consummated in a manner that is in the best interest of the Company and all of its shareholders of the Company.

7.	The Board of Directors of the Company instructs the Board Statement included in the Company’s response to Official Letter No. 25.412 to be made available to the shareholders of the Company on the Company’s website at www.enersis.cl.

The Board Statement (both as originally furnished to the shareholders of the Company in Spanish, and translated into English for the convenience of investors) is available on the Company’s website at www.enersis.cl under the heading “Corporate Reorganization” and is incorporated herein by reference.

The full text of the Board Statement included in the Company’s response to Official Letter No. 25412 describes the assumptions made, procedures followed, matters considered and limitations on the appraisal undertaken in connection with the Board Statement and is subject to the qualifications and limitations set forth therein. The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

THE TENDER OFFER

As described above, Enersis Américas will commence the Tender Offer following the completion of the Spin-Offs. The Tender Offer is contingent on (i) the completion of the Spin-Offs, (ii) the approval of the Merger by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas at separate extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, (iii) less than 6.73% of the outstanding shares of Enersis Américas and 7.72% of the outstanding shares of Endesa Américas exercising the right of withdrawal in connection with the Merger, and (iv) the absence of any significant adverse supervening events that would make the tender offer not in the best interest of Enersis Américas.

The Tender Offer will be for all shares, including in the form of ADSs represented by American Depositary Receipts (“ADRs”), of Endesa Américas (other than those held by Enersis Américas) for a price of 236 Chilean pesos per share (or the equivalent in U.S. dollars at the date of payment in the case of ADRs), and will be subject to other terms and conditions which will be provided at the appropriate time. Since Enersis Américas is expected to be the owner of 59.98% of the shares of Endesa Américas after the Spin-Offs, the Tender Offer will be for up to 40.02% of the share capital of Endesa Américas at a price of 236 Chilean pesos per share (or its equivalent in U.S. dollars at the date of payment in the case of ADRs) subject to other terms and conditions which will be provided at the appropriate time. The Tender Offer is expected to occur by the third quarter of 2016.

The shareholders of the Company are not being asked to vote on the Tender Offer at this time and the Tender Offer does not require shareholder approval. This Supplemental Statement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Enersis, Enersis Américas, Endesa Chile or Endesa Américas. When and if the Tender Offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the Tender Offer. Shareholders and investors may obtain free copies of the tender offer materials that Enersis Américas files with the SEC at the SEC’s website at http://www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enersis Américas. These documents are not currently available and their availability is subject to the determination to commence the Tender Offer. The consummation of the Spin-Offs is not conditioned on the Tender Offer.

Estimated Timeline

The following is an estimated timeline of significant dates for implementation of the Tender Offer (dates are subject to change):

November 24, 2016	The Board of Directors of the Company issued the Board Statement, which publicly announces its intention to conduct the Tender Offer.

February 2016	Spin-Offs effective.

June 2016	Tender Offer launched in Chile and the United States.

June 2016	Merger approved by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas.

July 2016	Tender Offer expires in the United States and Chile; settlement in the United States and Chile.

July 2016	Period for exercising right of withdrawal expires.

July 2016	Merger effective.

BY-LAWS (ESTATUTOS) OF ENERSIS CHILE

The Statement indicated that the Company’s shareholders will vote to approve the by-laws of Enersis Chile, which will be substantially the same as the amended and restated by-laws of the Company, except as described in the Statement. In connection with such description, the Statement referred to a new “Transitory Article Two,” which should refer to “Transitory Article Three.”

An English translation of the full text of the proposed by-laws of Endesa Américas has been attached as Appendix G to the Statement and is incorporated herein by reference. An English translation of the full text of the proposed by-laws of Enersis Chile is also available on the Company’s website at www.enersis.cl in Spanish and in English under the heading “Corporate Reorganization.”

The English translation is not to be construed as being identical in content to the Spanish documents (which will prevail in the event of any discrepancy with the English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By:	/s/ Luca D’Agnese
Name: Luca D’Agnese Title: Chief Executive Officer

Dated: November 25, 2015